Exhibit 99.1

BW LPG Limited announces sale of BW Elm

Singapore, 10 July 2026

BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code: “BWLP”) is pleased to announce that its 52%-owned subsidiary, BW LPG India, has entered into an agreement to sell the 2007-built BW Elm for continued trading.

On a 100% basis, the sale of BW Elm is expected to generate a net book gain of approximately US$36 million and net cash proceeds of around US$64 million. The vessel is scheduled for delivery to the buyer by mid-August.

Kristian Sørensen, CEO of BW LPG, says “By selling the BW Elm we continue capitalising on strong second-hand values for older vessels, selling a 2007-built asset at a level equivalent to a newbuilding price of about US$248 million. This reflects the strength and agility of our commercial platform and its ability to create value through opportunistic asset play as we are divesting older ships while investing in new tonnage”.

For further information, please contact:

Kristian Sørensen, CEO
Samantha Xu, CFO
investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, with a fleet of about 50 Very Large Gas Carriers (VLGCs), including over 20 vessels powered by LPG dual-fuel propulsion technology. Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide. Delivering energy for a better world – more information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global energy and maritime company involved in shipping, deepwater oil & gas production, renewable energy and digital infrastructure. BW controls a fleet of over 400 vessels transporting oil, gas and dry commodities. In the infrastructure space, the group operates in wind, batteries, water, subsea cable networks and data centres. www.bw-group.com